KPMG Peat Marwick, LLP
2400 First Indiana Plaza
135 N. Pennsylvania Street
Indianapolis, IN  46204-2452



January 26, 1998



Securities and Exchange Commission
Washington, D.C.   20549


Ladies and Gentlemen:

We were previously principal accountants for Noble Roman's, Inc., and under the date of April 29, 1997, we reported on the consolidated financial statements of Noble Roman's, Inc. and subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996. On November 6, 1997, we resigned as the independent auditors for Noble Roman's, Inc.

We have read Noble Roman's, Inc.'s statements included under Item 4 in its amended Form 8-K dated January 26, 1998, and we agree with such statements, except that we are not in a position to agree or disagree as to any determinations that the Board of Directors may have made.


Very truly yours,


KPMG Peat Marwick, LLP